UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The OLB Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001314196
(CUSIP Number)

John E. Herzog 824 Harbor Road Southport, CT 06890 (203) 292-6819
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 31, 2015 – October 15, 2018[1]
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 See response to Item 3 below.

SCHEDULE 13D

CUSIP No.	641119 102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John E. Herzog
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
AF, PF, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,078,395
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
36,078,395
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,078,395
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.2%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Introductory Note

This Schedule 13D supersedes the Schedule 13G filed by the Reporting Person (as defined herein) with the Securities and Exchange Commission (the “SEC”) on March 14, 2013.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $0.0001 par value (the "Common Stock"), of The OLB Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 200 Park Avenue, Suite 1700, New York, NY 10166.

Item 2.	Identity and Background
(a)	The person filing this statement is John E. Herzog (the “Reporting Person”).
(b)	The Reporting Person’s residence is 824 Harbor Road, Southport, CT 06890

(c)	The Reporting Person is retired.

(d), (e)	The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

On February 28, 2013, 166,666 shares of Common Stock were issued to Herzog &Co.2 in a private transaction for total cash proceeds of $25,000, as described in that certain Annual Report on Form 10-K filed by the Issuer with the SEC on March 28, 2014 (the "2013 10-K").

On April 16, 2013, 166,666 shares of Common Stock were issued to Herzog &Co.2 in a private transaction for total cash proceeds of $25,000, as described in the 2013 10-K.

During the year ended December 31, 2014, Herzog & Co. 2 loaned $183,000 to the Issuer (the “2014 Loans”), which loans accrued interest at 10% per annum and were payable within one year. On December 30, 2014, Herzog & Co. agreed to extinguish the total principal outstanding of $183,000 and $12,183 of accrued interest. The total amount of $195,183 was credited to additional paid in capital. The 2014 Loans are described in that certain Annual Report on Form 10-K filed by the Issuer with the SEC on April 1, 2016 (the “2015 10-K”).

During the year ended December 31, 2015, Herzog & Co.2 loaned $203,000 to the Issuer (the “2015 Loans”), which loans accrued interest at 10% per annum and were payable within one year. On December 31, 2015, 1,330,125 shares of Common Stock were issued by the Issuer to the Reporting Person in exchange for the conversion of $212,820 of principal and accrued interest owed to him in respect of the 2015 Loans. The 2015 Loans and conversion thereof are described in the 2015 10-K.

2 Herzog & Co. is a legal entity that is wholly-owned by the Reporting Person. The shares of Common Stock that are described in this Schedule 13D and originally issued to Herzog & Co. were subsequently distributed by Herzog & Co. to the Reporting Person.

On July 12, 2016, the Reporting Person was issued a promissory note by the Issuer in the principal amount of $163,000 in respect of advances made to the Issuer by the Reporting Person over a period of several months (the “2016 Loan”). The 2016 Loan was secured by 3,850,000 shares of Common Stock and was to mature on July 12, 2017. Interest on the 2016 Loan accrues at 18% with 12% due and payable on the last day of each month. The remaining 6% of interest is due at maturity. The making of the 2016 Loan was disclosed in that certain Annual Report on Form 10-K filed by the Issuer with the SEC on April 12, 2017.

During the three months ended March 31, 2017, the Reporting Person loaned an additional $15,500 to the Issuer (the “First 2017 Loan”), and on or about May 24, 2017, the Reporting Person loaned an additional $38,000 to the Issuer (the “Second 2017 Loan and, together with the First 2017 Loan, the “2017 Loans”). The making of the First 2017 Loan and the Second 2017 Loan were described in those certain Quarterly Reports on Form 10-Q filed by the Issuer with the SEC on May 12, 2018, and August 10, 2018, respectively. On November 20, 2017, 2,516,050 shares of Common Stock were issued by the Issuer to the Reporting Person in exchange for the conversion of $251,605 of principal and accrued interest in respect of the 2016 Loan and the 2017 Loans. The conversion of the 2016 Loan and the 2017 Loans was disclosed in that certain Annual Report on Form 10-K filed by the Issuer with the SEC on April 13, 2018.

On or about March 12, 2018, the Issuer received an additional $30,000 advance from the Reporting Person (the “2018 Demand Loan”). The 2018 Demand Loan was unsecured, bore interest at 18% and was due on demand, and the proceeds thereof were used for operating expenses. The making of the 2018 Demand Loan was disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2018. The 2018 Demand Loan was repaid in full as of June 30, 2018, as described in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on August 22, 2018.

On May 9, 2018, the Issuer entered into a share exchange agreement with the shareholders of Omnisoft, Inc., a Delaware corporation (“Omnisoft”; such share exchange agreement, the “Omnisoft Share Exchange Agreement”), and a share exchange agreement with the shareholders of CrowdPay.us, Inc., a New York corporation (“CrowdPay”; such share exchange agreement, the “CrowdPay Share Exchange Agreement” and, together with the Omnisoft Share Exchange Agreement, the “Share Exchange Agreements”). As a result of the transactions contemplated by the Share Exchange Agreements, each of CrowdPay and Omnisoft became wholly-owned subsidiaries of the Issuer. The Reporting Person was a shareholder in both Omnisoft and Crowdpay and was a party to each Share Exchange Agreement. Pursuant to the terms of the Omnisoft Share Exchange Agreement, the Reporting Person was issued 12,100,000 shares of Common Stock in exchange for all of the issued and outstanding shares of Omnisoft common stock held by the Reporting Person. Pursuant to the terms of the CrowdPay Share Exchange Agreement, the Reporting Person was issued 19,250,000 shares of Common Stock in exchange for all of the issued and outstanding shares of CrowdPay common stock held by the Reporting Person. The Share Exchange Agreements and the transactions contemplated thereby are disclosed in that certain Current Report on Form 8-K filed by the Issuer with the SEC on May 15, 2018.

On July 30, 2018, the Issuer entered into Amendment No. 1 to the Loan and Security Agreement (the “Amendment No. 1”), amending that certain Loan and Security Agreement, dated as of April 9, 2018 (the “Original Credit Agreement,” and as amended by the Amendment, the “Credit Agreement”), by and among GACP Finance Co., LLC, as administrative agent and collateral agent (“GACP”), the lenders party thereto, Securus365, Inc., eVance, Inc., eVance Capital, Inc., Omnisoft and Crowdpay, as borrowers, and the Issuer, as parent guarantor. In connection with that Amendment No. 1, the Reporting Person loaned $1,000,000 to the Issuer pursuant to a subordinated promissory note (the “2018 Note”). The 2018 Note was amended on March 1, 2019 (the “2018 Note Amendment”), to reflect an additional loan of $2,000,000 made by the Reporting Person to the Issuer on November 14, 2018, thereby increasing the aggregate principal amount of the 2018 Note to $3,000,000, and to extend the maturity date of the 2018 Note to September 30, 2020. The 2018 Note may be prepaid by the Issuer, in whole or in part, at any time prior to maturity, and bears interest at a rate of 12% per annum, compounding annually. The 2018 Note is secured by 100,000 shares of common stock of MoneyOnMobile, Inc., beneficially owned by the Issuer (the “Note Collateral Shares”). The Note is subordinated to the Credit Agreement, other than with respect to the Note Collateral Shares. The Issuer used the proceeds received from the Reporting Person to make the initial payment under the Credit Agreement. The 2018 Note was disclosed in that certain Current Report on Form 8-K filed by the Issuer with the SEC on August 3, 2018, and the 2018 Note Amendment was disclosed in that certain Current Report on Form 8-K filed by the Issuer with the SEC on March 12, 2019.

Between June 21, 2018, and October 3, 2018, the Reporting Person sold an aggregate of 110,207 shares of Common Stock in open market transactions for aggregate consideration of $40,011.36. Between July 6, 2018, and October 15, 2018, the Reporting Person made charitable donations and gifts of an additional 359,000 shares of Common Stock.

On November 15, 2018, at the request of the Issuer’s auditors, the Reporting Person provided a supporting letter (the “Supporting Letter”) by which he agreed to provide sufficient financial assistance to enable the Issuer to continue its business as a going concern for at least the ensuing twelve months, and also confirmed that he would not recall or demand repayment of the 2018 Note until at least September 30, 2019, except insofar as the funds of the Issuer permit repayment and that such repayment would not adversely affect the ability of the Issuer to carry on its business as a going concern. The Supporting Letter was disclosed in that certain Quarterly Report on Form 10-Q filed by the Issuer on November 19, 2018.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

All acquisitions by the Reporting Person of Common Stock reported herein were (a) for the purpose of providing the Issuer with working capital, and (b) for investment purposes, on the belief that the Common Stock was undervalued and represents an attractive investment opportunity.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person’s investment in the Common Stock and the Issuer, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling or otherwise disposing of some or all of his shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect to his investment in the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Person may be deemed to be the beneficial owner of 36,078,395 shares of Common Stock, constituting 22.2% of the Common Stock, based upon 162,350,364 shares of Common Stock issued and outstanding as of November 16, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 19, 2018. The Reporting Person has the sole power to vote or direct the vote of 36,078,395 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock. The Reporting Person has the sole power to dispose or direct the disposition of 36,078,395 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock. The cover page to this Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.

(c)  The Reporting Person has not effected any transaction in Shares from February 15, 2019 (the date 60 days prior to the filing of this Schedule 13D) to April 15, 2019.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D with respect to the 2018 Note and the Supporting Letter is incorporated by reference in its entirety into this Item 4.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2019
Dated

/s/ John Herzog
Signature
John Herzog
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).